

02007699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23742

MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.E. Gaye & Sons Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave. Suite 206
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Don Angelo, CPA
(Name — *if individual, state last, first, middle name*)

22 Jericho Turnpike, Mineola, NY 11501
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, ~~except as follows:~~

Signature

President

Title

Notary Public

JOHN F. PRINCIPE
Notary Public, State of New York
No. 02PR4505412
Qualified in Suffolk County
Commission Expires August 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~ Cash Flows (per FASB 95)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Report on Internal Control Required By SEC Rule 17A5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516-742-0400

INDEPENDENT AUDITORS' REPORT

C. E. Gaye and Sons Securities, Ltd./Pumphrey Securities, Ltd.:

We have audited the accompanying statement of financial condition of C. E. Gaye and Sons Securities, Ltd./Pumphrey Securities, Ltd. as of December 31, 2001 and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Gaye and Sons Securities, Ltd./Pumphrey Securities, Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Joseph A. Don Angelo

Mineola, New York
February 15, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER C.E. Gaye & Sons Securities, Ltd | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 | 99

SEC FILE NO. 8-23742 | 98

Consolidated [ ] | 198

Unconsolidated [X] | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 3,393	200			$ 3,393	750
2. Receivables from brokers or dealers:						
A. Clearance account	29,241	295				
B. Other		300	$	550	29,241	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	79,614	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			79,614	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	5,348	735	5,348	930
12. TOTAL ASSETS	$ 112,248	540	$ 5,348	740	$ 117,596	940

The accompanying notes are an integral part of these financial statements

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER C.E. Gaye & Sons Securities, Ltd. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	4,720	1114		1315	4,720	1560
B. Other		1115		1305		1540
15. Payable to non-customers	9,059	1155		1355	9,059	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 13,779	1230	$	1450	$ 13,779	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	105,688	1792
C. Additional paid-in capital		1793
D. Retained earnings	(1,871)	1794
E. Total	103,817	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 103,817	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 117,596	1810

OMIT PENNIES

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER C.E. Gaye & Sons Securities, Ltd.

For the period (MMDDYY) from 01-01-01 [3932] to 12-31-01 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 80,321	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	58,192	3939
d. Total securities commissions	138,513	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	4,008	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	113,431	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	2,904	3995
9. Total revenue	$ 258,856	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			$ 66,700	4120
11. Other employee compensation and benefits			133,650	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			6,231	4195
15. Other expenses			56,205	4100
16. Total expenses			$ 262,786	4200

NET INCOME

Item			Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (3,930)	4210
18. Provision for Federal income taxes (for parent only)			(850)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (3,080)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER C.E. Gaye & Sons Securities, Ltd. as of 12-31-01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm First Clearing Corp. 8-35158 [4335]	x	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER C.E. Gaye & Sons Securities, Ltd. as of 1231-01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$ 103,817	3480
2.	Deduct ownership equity not allowable for Net Capital			19	( )	3490
3.	Total ownership equity qualified for Net Capital				103,817	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities				$ 103,817	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	17	$ 5,348	3540		
	B. Secured demand note deficiency			3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
	D. Other deductions and/or charges			3610	(5,348)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20	$ 98,469	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments		$	3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Exempted securities	18	796	3735		
	2. Debt securities			3733		
	3. Options			3730		
	4. Other securities			3734		
	D. Undue Concentration			3650		
	E. Other (List)			3736	(796)	3740
10.	Net Capital				$ 97,673	3750

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER C.E. Gaye & Sons Securities, Ltd. as of 12-31-01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 919	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14.	Excess net capital (line 10 less 13)	$ 47,693	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 96,767	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 13,779	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 13,779	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 14.15	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER C.E. Gaye & Sons Securities, Ltd.

For the period (MMDDYY) from 01-01-01 to 12-31-01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 106,897	4240
A. Net income (loss)		(3,080)	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 103,817	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

3/78

C. E. Gaye and Sons Securities, Ltd./Pumphrey Securities, Ltd.
Statement of Cash Flows
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	($3,080)
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Receivables - Clearance account	(18,315)
Securities segregated under federal and other regulations	9,090
Increase (decrease) operating liabilities:	
Payables - Clearance account	4,720
Payables to non-customers	1,270
Prepaid taxes	(851)
Total Adjustments	(4,086)
Net cash provided by operating activities	(7,166)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash used in investment activities	0
Decrease in cash	(7,166)
Cash at beginning of the year	10,559
Cash at end of year	$3,393

The accompanying notes are an integral part of these financial statements.

Broker or Dealer: C.E. Gaye & Sons Securities, Ltd. As of December 31, 2001

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. BUSINESS ORGANIZATION AND DESCRIPTION

Pumphrey Securities Ltd. changed its name to C. E. Gaye & Sons Securities, Ltd. In December 2001. C. E. Gaye & Sons Securities Ltd./Pumphrey Securities Ltd. is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The corporation has 200 shares authorized and 100 shares outstanding.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenues and Expenses:

Commission income and related expenses from securities transactions have been recorded on a trade date basis. Other revenues and expenses are recognized on the accrual basis.

b. Office furniture, Fixtures, Equipment & Leasehold Improvements

The cost of this property is treated as an expense within the limitation of Section 179 under the Internal Revenue Code. All fixed assets have been fully depreciated and have no book value.

c. Income Taxes

C.E. Gaye & Sons Securities, Ltd./Pumphrey Securities, Ltd. elected to be taxed as a "C" corporation. The provision for income taxes for 2001 was Federal:($515). New York State: ($335). The corporation intends to carry back the net operating loss to the extent allowing by law.

d. Statement of Cash Flows

The corporation defines cash in the statement of cash flows as: cash in bank(s).

3. SPECIAL RESERVE ACCOUNT FOR CUSTOMERS

C.E. Gaye & Sons Securities, Ltd./Pumphrey Securities, Ltd. carries no customer accounts and does not process or safekeep customer funds or securities, and is

therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission, as shown on page 4 of this reports.

4. EMPLOYEE BENEFIT PLAN - DEFINED CONTRIBUTION PLAN

C. E. Gaye & Sons Securities, Ltd./Pumphrey Securities, Ltd. and Pumphrey Securities provide a simplified employee retirement plan (SEP) which covers an employee and corporate officers. The combined pension plan expense for 2001 was $8,768. It was funded in full in 2001.

5. COMMITMENTS AND CONTINGENCIES

C. E. Gaye & Sons Securities, Ltd./Pumphrey Securities Ltd. leases its office space under a lease agreement expiring July 31, 2004, requiring annual base rental payments of $7,845 plus adjustment for real estate tax increases.

Minimum rents due under the lease are as follows:

2002	$7,845
2003	7,846
2004	4,577
	$20,268

6. NET CAPITAL REQUIREMENTS

C.E. Gaye & Sons Securities, Ltd./Pumphrey Securities Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1, and that the operations of the firm may be restricted if its net capital ratio exceeds 10:1. Computation of net capital and net capital ratios is shown on pages 5 and 6 of this report.

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516-742-0400

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To C. E. Gaye and Sons Securities, Ltd./Pumphrey Securities, Ltd.:

In planning and performing our audit of the financial statements of C. E. Gaye and Sons Securities, Ltd./Pumphrey Securities, Ltd. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Pumphrey Securities, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition on which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Mineola, New York
February 15, 2002